SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Track Data Corporation
(Name of Subject Company (Issuer))

Track Data Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

891918-20-3
(CUSIP Number of Class of Securities)

Martin Kaye
Chief Operating Officer, Chief Financial Officer
Track Data Corporation
95 Rockwell Place, Brooklyn, NY 11217
Telephone: (718) 522-7373
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,000,000	$353.10

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,000,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $3.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the tender offer by Track Data Corporation, a Delaware corporation (“Track Data” or the “Company”), to purchase for cash up to 1,000,000 shares of its common stock, par value $0.01 per share, at a price of $3.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 17, 2005 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1 Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2 Subject Company Information.

(a) Name and Address. The name of the issuer is Track Data Corporation. The address of the principal executive offices of Track Data Corporation is 95 Rockwell Place, Brooklyn, NY 11217. The telephone number of the principal executive offices of Track Data Corporation is (718) 522-7373.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3 Identity and Background of Filing Person.

(a) Name and Address. Track Data Corporation is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4 Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.
•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

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•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5 Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6 Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction and the use of securities acquired in the transaction and plans, are incorporated herein by reference:

•	Summary Term Sheet;

•	Section 2 (“Purpose of the Tender Offer”); and.

•	Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration Under the Exchange Act”).

Item 7 Source and Amount of Funds and Other Consideration.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

(b); (d) Conditions; Borrowed Funds. Not applicable.

Item 8 Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9 Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10 Financial Statements.

(a); (b) Financial Information; Pro Forma Information. Not applicable. Notwithstanding that financial statements are not required to be furnished pursuant to Instruction 2 to Item 10, Track Data has incorporated by reference certain documents filed with the Securities and Exchange Commission, in Section 10 of the Offer to Purchase (“Certain Information Concerning Track Data”).

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Item 11 Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding Track Data”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12 Exhibits.

A list of the exhibits to be filed as part of this Schedule is set forth in the Exhibit Index, which immediately precedes such exhibits and is incorporated by reference.

Item 13 Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRACK DATA CORPORATION

By:	/S/ Martin Kaye

Name:	Martin Kaye
Title:	Chief Operating Officer, Chief Financial Officer

Dated: August 17, 2005

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 17, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 17, 2005.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 17, 2005.

(a)(5)(A)	Letter from Barry Hertz, Chairman of the Board and Chief Executive Officer of Track Data, to stockholders of Track Data Corporation, dated August 17, 2005.

(a)(5)(B)	Press release, dated August 3, 2005, previously filed as Exhibit 99.1 to Track Data’s Pre-Commencement Schedule TO filed on August 3, 2005, and incorporated herein by reference.

10.1	1994 Stock Option Plan, incorporated by reference to Exhibit 10.3 to Form S-1 Registration Statement No. 33-78570.

10.2	1995 Stock Option Plan incorporated by reference to Exhibit A to Definitive Proxy for August 10, 1995, Annual Meeting of Stockholders.

10.3	1995 Disinterested Directors’ Stock Option Plan, incorporated by reference to Exhibit B to Definitive Proxy for August 10, 1995, Annual Meeting of Stockholders

10.4	1996 Stock Option Plan, incorporated by reference to Appendix A to Definitive Proxy for November 7, 1996, Annual Meeting of Stockholders

10.5	1998 Stock Option Plan, incorporated by reference to Appendix A to Definitive Proxy for November 5, 1998, Annual Meeting of Stockholders

10.6	2001 Stock Option Plan, incorporated by reference to Appendix A to Definitive Proxy for November 1, 2001, Annual Meeting of Stockholders

10.7	2002 Stock Option Plan, incorporated by reference to Appendix A to Definitive Proxy for August 13, 2002, Annual Meeting of Stockholders